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                           UNITED STATES OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                                 BURST.COM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    12284P106
                                 (CUSIP Number)


           Gordon Leslie Rock                  Robert J. Diercks
           5820 E. Mercer Way                  Foster Pepper & Shefelman PLLC
           Mercer Island, WA  98040            1111 Third Avenue, Suite 3400
           (206) 232-6874                      Seattle, WA  98101
                                               (206) 447-4400


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 10, 2001
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 8 pages

-------------------------------------------------------------------------------
CUSIP NO. 12284P106             13D                           Page 2 of 8 Pages
          ---------
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mercer Management Inc.
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
         |_|

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Nevada
-------- ----------------------------------------------------------------------
                                         ----- --------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY    7    SOLE VOTING POWER
      EACH REPORTING PERSON WITH

                                               -0- shares
                                         ----- --------------------------------
                                          8    SHARED VOTING POWER

                                               8,137,245 shares (1)
                                         ----- --------------------------------
                                          9    SOLE DISPOSITIVE POWER

                                               -0- shares
                                         ----- --------------------------------
                                          10   SHARED DISPOSITIVE POWER

                                               8,137,245 shares (1)
---------------------------------------- ----- --------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,137,245 (1)
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|

-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         32.6% (2)

-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------


(1) Includes warrants to purchase 6,220,832 shares of Common Stock pursuant to the form of warrant attached hereto as Exhibit 10.1.

(2) Percentages are based upon 18,734,958 shares of Common Stock outstanding as of January 11, 2002 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on January 14, 2002 and assume exercise of Reporting Person's derivative securities.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 pages

-------------------------------------------------------------------------------
CUSIP NO. 12284P106            13D                           Page 3 of 8 Pages
          ---------
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gordon Leslie Rock
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
         |_|

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- ----------------------------------------------------------------------
                                          ------ ------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY     7    SOLE VOTING POWER
       EACH REPORTING PERSON WITH
                                                 2,293,050  shares
                                          ------ ------------------------------
                                            8    SHARED VOTING POWER

                                                 8,137,245 (1)
                                          ------ ------------------------------
                                            9    SOLE DISPOSITIVE POWER

                                                 2,293,050 shares
                                          ------ ------------------------------
                                           10    SHARED DISPOSITIVE POWER

                                                 8,137,245 (2)
----------------------------------------- ------ ------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,430,295 (1)(2)
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         40.7% (3)
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
-------- ----------------------------------------------------------------------


(1) Includes warrants to purchase 200,000 shares of Common Stock pursuant to the form of Warrant attached hereto as Exhibit 10.1 and options to purchase 500,000 shares of Common Stock.


(2) Includes 1,916,413 shares of Common Stock and warrants to purchase 6,220,832 shares of Common Stock held directly by Mercer Management Inc. ("MMI"). Gordon Leslie Rock is a 40% owner of ("MMI") and may be deemed to have shared voting and dispositive power with respect to such shares.

(3) Percentages are based upon 18,734,958 shares of Common Stock outstanding as of January 11, 2002 as reported on the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2002 and assume exercise of Reporting Person's derivative securities.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 8 pages

                                  SCHEDULE 13D


Item 1: Security and Issuer

         This statement relates to the Common Stock, $.00001 par value per share, of Burst.com, Inc. with its principal executive offices at 613 Fourth Street, Suite 201, Santa Rosa, CA 95404.

Item 2.  Identity and Background.

         The persons filing this statement are Mercer Management Inc. ("MMI") and Gordon Leslie Rock. MMI is a Nevada corporation whose principal business is investing in various companies. Gordon Leslie Rock is a 40% holder of MMI. The principal office of MMI located at 5820 East Mercer Way, Mercer Island, WA 98040. All of MMI's executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

     Gordon Leslie Rock, Mercer Management Inc., 5820 East Mercer Way, Mercer Island, WA 98040. Mr. Rock is Director and President of MMI and a 40% owner of MMI.

     Shirley Reynolds Rock, Mercer Management Inc., 5820 East Mercer Way, Mercer Island, WA 98040. Ms. Rock is a Director and a Secretary and 40% owner of MMI.

     Dana Reynolds Rock, Mercer Management, Inc. 5820 East Mercer Way, Mercer Island, WA 98040. Ms. Rock is a Director and 10% owner of MMI.

     Gregory Reynolds Rock, student, 152 Questa Drive, San Luis Obispo, CA 93405. Mr. Rock is a Director and 10% owner of MMI.

         During the last five (5) years, MMI and Gordon Leslie Rock have not, nor, to the best knowledge of MMI, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         MMI funded its purchases of Common Stock from its own working capital. Gordon Leslie Rock funded his purchases of Common Stock from his personal funds. The aggregate consideration for all shares purchased and recorded herein was $4,879,556. None of the funds used to purchase the Common Stock consisted of funds or other consideration, borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of Common Stock.

Item 4.  Purpose of Transaction.

         MMI and Gordon Leslie Rock acquired the securities reported in this statement for investment purposes. MMI and Mr. Rock may purchase additional shares of Common Stock from time to time, depending on various factors including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. MMI and Mr. Rock may also determine to dispose of some or all of their beneficial holdings of the Issuer's securities. They reserve the right to increase or decrease their holdings on such terms and at such times as they may decide. MMI and Mr. Rock have no present intention or arrangements or understandings to effect any of the transactions listed in Items 4(a)-(j) of Schedule 13D.

                               Page 4 of 8 pages

Item 5.  Interest in Securities of the Issuer.

         MMI beneficially owns 8,137,245 shares of the Issuer's Common Stock, assuming exercise of warrants to purchase 6,220,832 shares of Common Stock pursuant to the form of warrant attached hereto as Exhibit 10.1 These shares represent approximately 32.6% of the shares of the class outstanding based upon 18,734,958 shares of the class outstanding as of January 11, 2002, as reported on the Issuer's quarterly report on Form 10-Q filed with the SEC on January 14, 2002, and assuming exercise of the Reporting Persons' derivative securities.

         Gordon Leslie Rock beneficially owns 10,430,295 shares of the Issuer's Common Stock. These shares represent approximately 40.7% of the shares of the class outstanding based upon 18,734,958 shares of Common Stock outstanding as of January 11, 2002, as reported on the Issuer's quarterly report on Form 10-Q filed with the SEC on January 14, 2002 and assuming exercise of the Reporting
Person's  derivative  securities  (200,000  warrants  to purchase  Common  Stock pursuant to the form of warrant attached hereto as Exhibit 10.1 and 500,000 options to purchase Common Stock). In the last sixty (60) days, Gordon Leslie Rock purchased 735,000 shares of the Issuer on February 1, 2002 in a private transaction at $.03 per shares ($22,050). This purchase provided the seller with the option to repurchase the shares on or before June 30, 2003 for $.30 per share. On February 14, 2002, Mr. Rock received warrants for 200,000 shares of the Company in conjunction with a three (3) year prime plus two (2) secured note for $60,000.00, the form of which is attached hereto as Exhibit 10.2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Gordon Leslie Rock is a secured creditor of the Issuer. A security agreement dated April 18, 2001 is filed as Exhibit 10.3 in the Issuer's Form 10-Q filed with the SEC on December 24, 2001. Mr. Rock currently holds secured notes totaling $1,330,000 with the Issuer.

Item 7.  Material to be Filed as Exhibits.

             Exhibit          Description


             10.1             Form of Warrant
             10.2             Form of Promissory Note
             10.3             Security Agreement
             99.1             Joint Filing Statement.





                               Page 5 of 8 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  March 6, 2002


                       MERCER MANAGEMENT INC.



                       By: /s/ Gordon L. Rock
                           ----------------------------------------------------
                               Gordon Leslie Rock, President


                       /s/ Gordon L. Rock
                       --------------------------------------------------------
                       Gordon Leslie Rock

                                  EXHIBIT INDEX

Exhibit          Description

10.1             Form of Warrant  (incorporated herein by reference to Exhibit
                 10.3 of the Issuer's Quarterly Report filed on Form 10-Q/A (file no. 000-28079) filed on December 24, 2001)

10.2 Form of Promissory Note (incorporated') herein by reference to Exhibit 10.2 of the Issuer's Quarterly Report filed on Form 10-Q/A (file no. 000-28079) filed on December 24, 2001)

10.3 Security Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer's Quarterly Report filed on Form 10-Q/A (file no. 000-28079) filed on December 24, 2001)

99.1             Joint Filing Statement

                                  Exhibit 99.1

                             Joint Filing Statement


         We, the signatories of the Statement on Schedule 13D to which this Joint Filing Statement is attached, hereby agree that such Statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

         Dated: March 6, 2002.



                 MERCER MANAGEMENT INC.



                 By:    /s/ Gordon L. Rock
                       --------------------------------------------------------
                       Gordon Leslie Rock, President


                 /s/ Gordon L. Rock
                 --------------------------------------------------------------
                 Gordon Leslie Rock